Exhibit 99.1

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.    Name and address of Company

      Zarlink Semiconductor Inc.
      400 March Road
      Ottawa, Ontario

      K2K 3H4

2.    Date of Material Change

      October 7, 2005

3.    News Release

      A press release reporting the material change was issued by Zarlink Semiconductor Inc. ("Zarlink Canada") at Ottawa on October 7, 2005, a copy of which is attached.

4.    Summary of Material Change

      On October 7, 2005, Zarlink Canada announced that it and its wholly-owned subsidiary, Zarlink Semiconductor Limited ("Zarlink UK" and, together with Zarlink Canada, "Zarlink") have signed an agreement to sell the assets of Zarlink UK's RF (radio frequency) Front-End Consumer Business ("Business") to Intel Corporation ("Intel US"), through its wholly-owned UK subsidiary, Intel Corporation (UK) Limited ("Intel UK" together with Intel US, "Intel"), for approximately US $68 million in cash and US $2 million in other consideration.

5.    Full Description of Material Change

      On October 7, 2005, Zarlink Canada announced that it and Zarlink UK have signed an asset purchase agreement (the "Asset Purchase Agreement") providing for the sale by Zarlink UK of the Business to Intel US, through its wholly-owned UK subsidiary, Intel UK, for approximately US $68 million in cash and US $2 million comprised of employee retention bonus payments (the "Transaction"). Zarlink Canada, under the Asset Purchase Agreement, has guaranteed all of the obligations of Zarlink UK under the Transaction. Zarlink's Swindon, U.K. based semiconductor fabrication foundry is not included in the sale. The Transaction is expected to close in the second half of November 2005.

      Board Approval

      The board of directors of Zarlink Canada has unanimously approved the Transaction.

      Conduct of Business Pending Completion of the Transaction

      Zarlink UK has agreed that, until the Transaction is completed, it shall conduct the Business in the ordinary course and in a manner consistent with past practice.

      Closing Conditions

      The closing of the Transaction is subject to various closing conditions such as (i) the execution and delivery of ancillary agreements, including a Non-Competition and Non-Solicitation Deed, which will set forth certain non-competition and non-solicitation covenants and (ii) an employee retention condition requiring all of the "Key Employees", 85% of the "Specified Employees" and 85% of the other Employees to indicate in principle their agreement to Intel's new terms of employment contracts effective after the closing of the Transaction but introduced prior to closing pursuant to an employee consultation process agreed to by the parties under which the parties have allocated consultation and indemnity obligations, the whole as more fully described in the Asset Purchase Agreement.

      Exclusivity

      Subject to certain limited exceptions, Zarlink has agreed in the Asset Purchase Agreement not to solicit or encourage inquiries or proposals with respect to, or cooperate in any manner relating to any possible acquisition of the Business which could affect Intel's ability to acquire the assets of the Business, the whole as more fully described in the Asset Purchase Agreement.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

      Not applicable

7.    Omitted Information

      None

8.    Executive Officer

      For further information, please contact Donald G. McIntyre, Senior Vice-President, Human Resources, General Counsel and Secretary at (613) 592-0200 or Scott Milligan, Senior Vice-President, Finance and Chief Financial Officer at (613) 592-0200.

9.    Date of report

      October 17, 2005.

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Intel To Acquire Zarlink's RF Front-End Consumer Business

OTTAWA, CANADA, October 7, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) and its UK subsidiary, Zarlink Semiconductor Limited, have signed an agreement to sell the assets of their RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for approximately US$68 million in cash and US$2 million in other consideration. Subject to closing conditions, including employee retention, the transaction is expected to close in the second half of November 2005.

      Zarlink's RF Front-End Consumer Business, headquartered in Swindon, United Kingdom, develops demodulator and tuner technologies for digital television products. In Fiscal 2005, the business generated revenues of US$53 million as part of the US$75 million reported by Zarlink's Consumer Communications segment.

      "This transaction places all parties in the best position to succeed," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Our RF Front-End Consumer Business will prosper as part of a company that has the scale and critical mass necessary to succeed in the consumer electronics marketplace. The transaction also allows us to focus on the network communications, optical, and ultra-low power marketplaces."

      "Zarlink's world-class RF Front-End products and technologies will be an integral part of a suite of products powering Intel's new consumer electronics platforms," said Glenda Dorchak, Vice President, Digital Home Group, General Manager, Consumer Electronics Group, Intel Corporation. "Integrating leading digital television technology into these platforms is a key step to deliver the best digital home consumer entertainment experience. The deep expertise in RF/mixed-signal technology that the Zarlink team brings is key to advancing our consumer electronics business."

      Zarlink will continue to support its remaining Consumer Communications portfolio.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our ability to achieve profitability in the future; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink, ZL, and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Zarlink (Media)                                     Zarlink (Investor Relations)
Michael Salter                                      Mike McGinn
Media Relations                                     Investor Relations
613 270-7115                                        613 270-7201
michael.salter@zarlink.com                          mike.mcginn@zarlink.com